CONSENT

[Letterhead of Tetra Tech, Inc.]

We hereby consent to the reference to the following reports in connection with the filing of the annual report on Form 40-F for the fiscal year ended December 31, 2011 of Quaterra Resources Inc. filed with the United States Securities and Exchange Commission:

1.	MacArthur Copper Project NI 43-101 Technical Report, Lyon County, Nevada, U.S.A. dated January 21, 2011; and
2.	MacArthur Copper Project NI 43-101 Technical Report, Lyon County, Nevada, U.S.A. dated March 19, 2009.

Dated this 2nd day of March, 2012.

/s/ D. Erik Spiller, QP

D. Erik Spiller, QP
Vice-President – Principal Metallurgist
Tetra Tech, Inc.